UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
 SECURITIES EXCHANGE ACT OF 1934

(x)	Annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934

 For the Fiscal year ended March 31, 2007

OR

( )	Transition report pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the Transition period From ____________________ to  ____________________

Commission File Number  ____________________

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

ANHEUSER-BUSCH GLOBAL EMPLOYEE STOCK PURCHASE PLAN

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ANHEUSER-BUSCH COMPANIES, INC.
One Busch Place
St. Louis, Missouri 63118

REQUIRED INFORMATION

A.	Financial Statements and Exhibits

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Contributions and Purchases by Participants

Notes to Financial Statements

B.           Exhibits

      23    Consent of Independent Registered Public Accounting Firm

Anheuser-Busch Global
Employee Stock
Purchase Plan
Financial Statements
March 31, 2007 and 2006

Anheuser-Busch Global Employee
Stock Purchase Plan
Index
March 31, 2007 and 2006

Page(s)

Report of Independent Registered Public Accounting Firm	1

Statements of Contributions and Purchases by Participants	2

Notes to Financial Statements	3-4

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
of the Anheuser-Busch Global Employee
Stock Purchase Plan

In our opinion, the accompanying statements of contributions and purchases by participants present fairly, in all material respects, the contributions and purchases by participants of the Anheuser-Busch Global Employee Stock Purchase Plan (the “Plan”) for the years ended March 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

St. Louis, Missouri
June 6, 2007

Anheuser-Busch Global Employee
Stock Purchase Plan
Statements of Contributions and Purchases by Participants
For the Years Ended March 31, 2007 and 2006

	2007	2006

Contributions by participants	$285,247	$111,245

Purchases by participants	(285,247)	(111,245)

Net activity	$0	$0

The accompanying notes are an integral part of the financial statements.

Anheuser-Busch Global Employee
Stock Purchase Plan
Notes to Financial Statements
March 31, 2007 and 2006

1.	Description of Plan

The following description of the Anheuser-Busch Global Employee Stock Purchase Plan (the “Plan”) is intended to give a general summary of its principal provisions.  Participants should refer to the Plan document for more complete information.

Purpose of the Plan
The Plan is an employee stock purchase plan designed to encourage ownership of shares in Anheuser-Busch Companies, Inc. (the “Company”) by permanent employees of the Company and its subsidiaries located outside the United States. The Plan commenced March 1, 1999.

Plan Administration
The Company administers the Plan. The Company has appointed Watson Wyatt Worldwide, an international employee benefits consulting firm, to assist in plan administration and record keeping.  The Company has selected DB Alex. Brown, a securities broker in the United States, as the Plan broker to hold purchased shares on behalf of Plan participants.  Neither of these entities is related to the Company as an affiliate or subsidiary. The broker maintains custody of all stock purchased by participants and is responsible for delivery of shares of stock sold by the participants, except as otherwise directed by the participants.

Plan Benefits
Under the Plan, participants enrolled in the plan during the enrollment period (March 1 – March 19) each year will be given the right to purchase up to 200 shares of the Company’s common stock at the offering price, which is fixed at the market price on the United States business day prior to the offer date.  The offer date is generally March 1.  Each year’s offer expires on the third anniversary of the offer date.

If shares purchased through the Plan are held in the participant’s DB Alex. Brown account for at least two years after the purchase date, the Company will award additional shares at a rate ranging from 10% to 50% of shares purchased depending upon business performance.  The rate for additional share awards will be determined and announced prior to the offer date.  These awards are made by the Company directly to the employees.  Under this provision, the Company awarded 711 shares in fiscal 2007 and 1,641 shares in fiscal 2006.

All contributions used to purchase shares must be accumulated in a local savings account in the name of the participant through payroll deductions.  While withdrawals from the savings account can be made at any time, deposits may only be made by payroll deductions.  Previous withdrawals cannot be replaced for the purposes of purchasing shares.  The participant maintains full ownership of the cash used to purchase shares as well as the newly issued shares that are purchased.  Thus, there are no assets held by the Plan.

For employees in the United Kingdom, the Plan has a sub-plan (Share Save Plan) designed to qualify for favorable tax treatment for those employees who participate.  Under this “savings related share option scheme,” employees enter into a three-year savings contract and are eligible to purchase shares at the end of the three-year period.

Anheuser-Busch Global Employee
Stock Purchase Plan
Notes to Financial Statements
March 31, 2007 and 2006

Expenses of the Plan
Under the Plan agreement, the Company may pay all expenses incurred in the administration of the Plan, including custodial fees, but is not obligated to do so.  All expenses for the years ended March 31, 2007 and 2006 were paid by the Company and are not reflected in the financial statements of the Plan.  If shares purchased under the Plan are subsequently sold by the participant, the participant is responsible for all fees, commissions, and other costs incurred in such transactions.

2.	Summary of Significant Account Policies

Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period.  Actual results could differ from those estimates.

Valuation of the Company’s Stock
The offering or purchase price of  the Company’s common stock shares is determined by the market price of the stock on the day prior to the offer date. Market price is defined as the closing price of one share in the United States as reported the subsequent day in the West Coast edition of The Wall Street Journal, New York Stock Exchange Transactions-Composite Transactions.

3.	Dividends on Purchased Shares

Any dividends paid on shares purchased under the Plan are retained by the respective participants and will be reinvested in additional shares for the benefit of the participants unless the participant elects otherwise or the law requires otherwise.  Shares purchased with reinvested dividends are not eligible for the additional share awards.

4.	Tax Withholding

Where required by law, the Company and its subsidiaries will report to the appropriate governmental authority any amount subject to tax and social charges on account of any offer, purchase or sale pursuant to the Plan.  Participants are responsible for all tax and social charge liabilities by means of withholding from the participants’ current pay or other assets.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ANHEUSER-BUSCH GLOBAL EMPLOYEE
STOCK PURCHASE PLAN

/s/ James G. Brickey
James G. Brickey
Vice President – Human Resources & Total Rewards

June 26, 2007